Exhibit 99.1

Jeffs’ Brands Secures $100 million Securities Purchase Agreement to Support the Exploration of Strategic Opportunities

The Company received $4.5 million in gross proceeds at the initial closing as consideration for the issuance of a $5.0 million convertible promissory note to the institutional investor

Tel Aviv, Israel, June 26, 2025 (GLOBE NEWSWIRE) -- Jeffs’ Brands Ltd (“Jeffs’ Brands” or the “Company”) (Nasdaq: JFBR, JFBRW), a data-driven e-commerce company operating on the Amazon Marketplace, today announced that it has entered into a Securities Purchase Agreement (the “SPA”), with an institutional investor (the “Investor”), pursuant to which the Company may issue and sell, from time to time, convertible promissory notes (the “Promissory Notes”) in an aggregate principal amount of up to $100.0 million. Upon the signing of the SPA (the “Initial Closing”), the Company issued and sold to the Investor an initial $5.0 million Promissory Note for a purchase price of $4.5 million.

Aegis Capital Corp. acted as independent advisor for the transaction.

Pursuant to and subject to the conditions set forth in the SPA, beginning on December 1, 2025, the Company may request that the Investor purchase additional Promissory Notes (the “Additional Promissory Notes”), each in a principal amount of up to $2.5 million per quarter. The Company intends to use the net proceeds from the sale of the Promissory Notes for working capital and general corporate purposes, as well as for potential acquisitions to support its exploration of strategic opportunities.

In addition, if at any time following the Initial Closing, the daily trading volume of the Company’s ordinary shares, no par value (the “Ordinary Shares”) is at least 150% of the amount of Ordinary Shares then outstanding, then the Company may request that the Investor purchase Additional Promissory Notes, provided however that the aggregate principal amount of the Promissory Notes purchased during the period commencing after the Initial Closing and until December 1, 2025 shall not exceed $50.0 million and thereafter shall not exceed $25.0 million per quarter. The aggregate principal amount of all Promissory Notes purchased pursuant to the SPA shall not exceed $100 million in any case.

Each Additional Promissory Note will be issued at a 10% original issue discount from the principal amount of such Promissory Note and each Promissory Note will accrue interest at an annual rate of 4%, which increases to 14% upon the occurrence of an event of default (as defined in the Promissory Notes). Unless repaid earlier or extended by the Investor, each Promissory Note is to be repaid in ten equal monthly installments commencing 18 months after its issuance date.

At the Investor’s option, outstanding amounts due under each Promissory Note may be converted into Ordinary Shares of the Company (the “Note Shares”), at any time after the issuance date of such Promissory Note, at a conversion price equal to the lower of (i) $6.80 per share and (ii) 88% of the lowest daily volume weighted average price of the Company’s ordinary shares during the 20 consecutive trading days immediately prior to the applicable date of conversion, subject to a beneficial ownership limitation of 4.99%.

The Company is not obligated to issue any Additional Promissory Notes under the SPA and there are no penalties or minimum drawdown requirements. The SPA does not impose any restrictions on the Company’s operational or financing activities.

Vik Hakmon, the Company’s chief executive officer and a director, may be deemed to have a personal interest in the offering by virtue of being a family member of the controlling shareholder of L.I.A. Pure Capital Ltd., the Investor, and as such the offering was approved by the Company’s audit committee and board of directors in accordance with the Israeli Companies Law-1999.

About Jeffs’ Brands Ltd.

Jeffs’ Brands aims to transform the world of e-commerce by creating and acquiring products and turning them into market leaders, tapping into vast, unrealized growth potential. Through the Company’s management team’s insight into the FBA Amazon business model, it aims to use both human capability and advanced technology to take products to the next level. For more information on Jeffs’ Brands Ltd visit https://jeffsbrands.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when discussing the terms and potential future issuances of Promissory Notes under the SPA, the Company’s intended use of proceeds, and its exploration of strategic opportunities. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of the Company’s business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the Company’s ability to adapt to significant future alterations in Amazon’s policies; the Company’s ability to sell its existing products and grow the Company’s brands and product offerings; the Company’s ability to meet its expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; the impact of the conditions in Israel, and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (“SEC”), on March 31, 2025 and our other filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty
Adi and Michal PR- IR
Investor Relations, Israel
michal@efraty.com